CALCULATION OF REGISTRATION FEE

	Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities Offered	Offering Price	Fee(1)
Common Stock	$2,069,250,000	$0

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $147,537.52 due for this offering has been offset against the $181,138 remaining of the fees carried forward from the Registration Statement on Form S-3 (File No. 333-122147) initially filed on January 19, 2005, that was subsequently withdrawn with the filing of the Registration Statement on Form S-3ASR on November 25, 2008.

Filed Pursuant to Rule 424(b)(7)
Registration No. 333-155759

PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 26, 2008)

M&T BANK CORPORATION

Common Stock

This prospectus supplement relates to resale of up to 26,700,000 shares of our common stock, par value $0.50 per share (“common stock”) by and for the account of Allied Irish Banks, p.l.c. (“AIB”) as a selling stockholder.

AIB is concurrently offering 26,700,000 Contingent Mandatorily Exchangeable Notes due November 15, 2010 (the “Notes”). Subject to the approval of AIB’s shareholders, each Note will be mandatorily exchangeable for one share of our common stock owned by AIB (subject to certain anti-dilution adjustments). Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. are acting as underwriters and joint bookrunning managers for the Notes offering. AIB may use this prospectus supplement in connection with the offering of the Notes or the exchange of the Notes for our common stock, in each case to the extent delivery of a prospectus relating to our common stock is required under the Securities Act of 1933, as amended. AIB is offering the Notes pursuant to a separate prospectus (the “AIB Prospectus”), as to which we assume no responsibility.

We will receive no proceeds from the sale of the Notes or the exchange of the Notes for shares of our common stock.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “MTB”. On October 6, 2010, the last reported sale price of our common stock on the NYSE was $78.91 per share.

Our common stock is not a savings account, deposit or other obligation of any of our bank or non-bank subsidiaries and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-3 of this prospectus supplement to read about factors you should consider before investing in our common stock.

Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated October 6, 2010

Prospectus

About This Prospectus	1
Where You Can Find More Information	1
Use of Proceeds	2
Ratio of Earnings to Fixed Charges	2
Validity of the Securities	2
Experts	2

Unless otherwise indicated, you may rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Neither we nor AIB has authorized anyone to provide any other information. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Neither the delivery of this prospectus supplement nor the sale of our common stock means that information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is correct after their respective dates. This prospectus supplement and the accompanying prospectus are not an offer to sell or solicitation of an offer to buy shares of our common stock in any circumstances under which the offer or solicitation is unlawful.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). By using a shelf registration statement, certain selling stockholders may resell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus supplement. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus supplement. Because these summaries may not contain all the information that you may find important in deciding whether to purchase the securities offered, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information” in the accompanying prospectus.

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the heading “Where You Can Find More Information” in the accompanying prospectus.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement to “M&T Bank Corporation,” “M&T,” “we,” “us,” “our” or similar references mean M&T Bank Corporation.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. This prospectus supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this prospectus supplement and in the documents referred to in this prospectus supplement and which are made available to the public. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We and AIB are not making an offer to sell common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of AIB or any other person, to subscribe for and purchase, any of our common stock and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

WHERE YOU CAN FIND MORE INFORMATION

M&T is a New York corporation and a registered bank holding company. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with it file reports and other information with the SEC. All such reports and other information may be inspected and copied at the Public Reference Room of the SEC, at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. The SEC also maintains a website (http://www.sec.gov) that contains reports and other information regarding registrants that file electronically with the SEC, including M&T. M&T also maintains a website (http://www.mandtbank.com) where information about M&T and Manufacturers and Traders Trust Company (“M&T Bank”) can be obtained. The information contained on the M&T website is not part of this prospectus supplement.

S-ii

The SEC allows M&T to “incorporate by reference” into this prospectus supplement the information in documents M&T files with the SEC. This means that M&T can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and should be read with the same care. When M&T updates the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information included and incorporated by reference in this prospectus supplement is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus supplement and/or information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later. M&T incorporates by reference its Annual Report on Form 10-K for the year ended December 31, 2009, Quarterly Reports on Form 10-Q for the periods ended March 31, 2010 and June 30, 2010 (as amended by the Form 10-Q/A filed on September 2, 2010) and Current Reports on Form 8-K, filed January 25, 2010, April 23, 2010 and June 15, 2010. Each document or report filed by M&T with the SEC pursuant to Section 13(a), 14, or 15(d) of the Exchange Act subsequent to the date of this prospectus supplement and prior to the termination of the offering of the common stock by AIB (other than any materials that are deemed “furnished” and not filed) is also incorporated herein by reference. Certain of the information incorporated by reference herein has not been audited by an independent registered public accounting firm.

M&T will provide without charge to each person to whom a copy of this prospectus supplement is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein. Requests should be directed to:

M&T Bank Corporation
One M&T Plaza
Buffalo, New York 14203
Attention: Investor Relations
Telephone Number: (716) 842-5138

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the information incorporated by reference herein include forward-looking statements, including statements regarding future financial condition, results of operations, prospects and business of each of M&T and M&T Bank. Forward-looking statements are often identified by such words as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. These statements are subject to risks and uncertainty. Management believes such statements to be “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Management has made, and may continue to make, various forward-looking statements. Management cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and that statements for periods including or after 2010 are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from those expressed in forward-looking statements. In addition to factors disclosed in documents incorporated by reference in this prospectus supplement and factors identified elsewhere in this document, including disclosure in such various sections labeled “Risk Factors” or “Future Factors”, the following occurrences could cause actual results to differ materially from those expressed in forward-looking statements:

•	competitive pressures among financial services institutions may adversely impact M&T’s ability to attract and retain customers, and may also adversely impact M&T’s credit spreads and product pricing, which can impact M&T’s market share, deposits and revenues;

•	business and economic conditions generally or specifically in the markets in which M&T does business may deteriorate;

S-iii

•	changes in interest rates, market values on loans and other assets, spreads on earning assets and interest-bearing liabilities, credit losses and debt and equity market valuations may negatively impact the value of M&T’s assets and liabilities and its overall financial performance;

•	changes in customers’ and counterparties’ financial performance and preferences may impact their purchase and use of M&T’s products and services;

•	actions by the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) and other government agencies, including those that impact money supply, capital requirements and market interest rates, can affect M&T’s business operations and financial results and the demand for M&T’s products and services;

•	M&T may not be able to successfully implement its business and investment initiatives and strategies;

•	from time to time, M&T grows its business by acquiring other financial services companies, which presents various risks and uncertainties, including acquisition-related costs and the failure to achieve the anticipated benefits of the acquisitions;

•	legal, regulatory and legislative developments, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and its implementing regulations, can adversely impact the ability of M&T to operate its businesses and can negatively impact M&T’s financial condition and results of operations, as well as its competitive position and reputation (possibly including adverse litigation results or settlements, failure to satisfy applicable legal requirements and general regulatory requirements or requirements that may be applicable from time to time to M&T specifically, changes to laws and regulations involving tax, pension, the protection of confidential customer information and residential mortgage lending, and changes in accounting policies and principles);

•	changes in technology may result in unanticipated expenses and may impair M&T’s ability to meet customer needs and to meet competitive demands; and

•	natural disasters, terrorist activities and international hostilities can adversely affect M&T’s business and financial results, either as a result of the impact on the economy and financial and capital markets generally, or directly on M&T or on its customers, suppliers or other counterparties.

Management’s forward-looking statements speak only as of the dates on which they are made. By making forward-looking statements, management assumes no duty to update them to reflect new, changing or unanticipated events or circumstances except as may be required by applicable law or regulation.

S-iv

SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus supplement. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should read carefully this entire prospectus supplement and accompanying prospectus, including the “Risk Factors” section and the documents incorporated by reference, which are described under “Where You Can Find More Information” in the accompanying prospectus.

M&T

M&T is a New York corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and under Article III-A of the New York Banking Law. The principal executive offices of M&T are located at One M&T Plaza, Buffalo, New York 14203. Its telephone number is (716) 842-5138. M&T was incorporated in November 1969 and acquired all of the then issued and outstanding shares of the capital stock of M&T Bank in December 1969. As of June 30, 2010, M&T reported, on a consolidated basis, total assets of approximately $68.2 billion, deposits of approximately $47.5 billion and stockholders’ equity of approximately $8.1 billion. The number of full-time equivalent employees as of June 30, 2010 was 13,022.

M&T’s wholly-owned subsidiary, M&T Bank, is a banking corporation incorporated and chartered under New York law. M&T Bank represented approximately 99% of the consolidated assets and consolidated revenues of M&T as of and for the six months ended June 30, 2010 and a similar amount of consolidated assets and consolidated revenues of M&T as of and for the years ended December 31, 2009, 2008 and 2007. As a commercial bank, M&T Bank offers a broad range of financial services to a diverse base of consumers, businesses, professional clients, governmental entities and financial institutions located in its markets. M&T Bank operates retail and commercial bank branches in New York, Pennsylvania, Maryland, Virginia, West Virginia, Delaware, New Jersey, the District of Columbia and Ontario, Canada.

SUMMARY OF THE OFFER

The following summary contains basic information about our common stock and is not intended to be complete. It does not contain all the information that is important to you. For a complete understanding of our common stock, you should read the section of this prospectus supplement entitled “Description of Capital Stock”.

Issuer	M&T Bank Corporation, a New York corporation
Selling Stockholder	Allied Irish Banks, p.l.c., a public limited company incorporated under the laws of Ireland
Common stock offered by AIB	26,700,000 shares (the “AIB Shares”)
Concurrent offering by AIB	Pursuant to the AIB Prospectus, AIB is concurrently offering its Notes. The Notes will be exchanged for shares of our common stock owned by AIB subject to the conditions described in the AIB Prospectus, including the approval of the sale of the AIB Shares by the shareholders of AIB.
Use of proceeds	We will not receive any proceeds from the sale of the Notes by AIB or the exchange of the Notes for our common stock.
Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.
Listing	The New York Stock Exchange, or NYSE, Symbol:
“MTB”.

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, as amended, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus.

Recent legislation regarding the financial services industry may have a significant adverse effect on our operations.

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act implements a variety of far-reaching changes and has been called the most sweeping reform of the financial services industry since the 1930s. Many of the provisions of the Dodd-Frank Act will directly affect our ability to conduct our business including:

•	Imposition of higher prudential standards, including more stringent risk-based capital, leverage, liquidity and risk-management requirements, and numerous other requirements on “systemically significant institutions,” currently defined to include, among other things, all bank holding companies with assets of at least $50 billion (which would include M&T);

•	Mandates requiring the Federal Reserve to establish standards for determining whether interchange fees charged by certain financial institutions are reasonable and proportional to the costs incurred by such institution;

•	Repeal of the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts;

•	Increase in the FDIC assessment for depository institutions with assets of $10 billion or more and increases in the minimum reserve ratio for the deposit insurance fund;

•	Imposition of additional costs and fees, including fees to be set by the Federal Reserve and charged to “systemically significant institutions” to cover the cost of regulating such institutions and any FDIC assessment made to cover the costs of any regular or special examination of M&T or its affiliates;

•	Establishment of a consumer financial protection bureau with broad authority to implement new consumer protection regulations and, for bank holding companies with $10 billion or more in assets, to examine and enforce compliance with federal consumer laws;

•	Application to bank holding companies above $15 billion in assets of regulatory capital requirements similar to those applied to banks, which requirements exclude, on a phase-out basis, all trust preferred securities and cumulative preferred securities from Tier 1 capital (except for preferred stock issued under the TARP, which will continue to qualify as Tier 1 capital as long as it remains outstanding); and

•	Establishment of new rules and restrictions regarding the origination of mortgages.

Many provisions in the Dodd-Frank Act remain subject to regulatory rule-making and implementation, the effects of which are not yet known, including mandates requiring the Federal Reserve to establish compensation guidelines covering regulated financial institutions. The provisions of the Dodd-Frank Act and any rules adopted to implement those provisions as well as any additional legislative or regulatory changes may impact the profitability of our business activities, require we change certain of our business practices, materially affect our business model or affect retention of key personnel, require us to raise additional regulatory capital and could expose us to additional costs (including increased compliance costs). These and other changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition.

We may be subject to more stringent capital requirements.

As discussed above, the Dodd-Frank Act would require the federal banking agencies to establish stricter risk-based capital requirements and leverage limits to apply to banks and bank holding companies. Under the legislation, the federal banking agencies would be required to develop capital requirements that address systemically risky activities. The capital rules must address, at a minimum, risks arising from significant volumes of activity in derivatives, securitized products, financial guarantees, securities borrowing and lending and repurchase agreements; concentrations in assets for which reported values are based on models; and concentrations in market share for any activity that would substantially disrupt financial markets if the institutions were forced to unexpectedly cease the activity. These requirements, and any other new regulations, could adversely affect our ability to pay dividends, or could require us to reduce business levels or to raise capital, including in ways that may adversely affect our results of operations or financial condition.

In addition, on September 12, 2010, the Group of Governors and Heads of Supervisors of the Basel Committee on Banking Supervision, the oversight body of the Basel Committee, published its “calibrated” capital standards for major banking institutions (“Basel III”). Under these standards when fully phased-in on January 1, 2019, banking institutions will be required to maintain heightened Tier 1 common equity, Tier 1 capital and total capital ratios, as well as maintaining a “capital conservation buffer.” The Tier 1 common equity and Tier 1 capital ratio requirements will be phased-in incrementally between January 1, 2013 and January 1, 2015; the deductions from common equity made in calculating Tier 1 common equity (for example, for mortgage servicing assets, deferred tax assets and investments in unconsolidated financial institutions) will be phased-in incrementally over a four-year period commencing on January 1, 2014; and the capital conservation buffer will be phased-in incrementally between January 1, 2016 and January 1, 2019. The Basel Committee also announced that a “countercyclical buffer” of 0% to 2.5% of common equity or other fully loss-absorbing capital “will be implemented according to national circumstances” as an “extension” of the conservation buffer. The release does not address the Basel Committee’s two liquidity measures initially proposed in December 2009 and amended in July 2010 — the Liquidity Coverage Ratio and Net Stable Funding Ratio — other than to state that the Liquidity Coverage Ratio will be introduced on January 1, 2015 and the Net Stable Funding Ratio will be significantly revised and “move[d] to a minimum standard by January 1, 2018.” The final package of Basel III reforms will be considered in November 2010 by the G20 leaders, and then will be subject to individual adoption by member nations, including the United States. The ultimate impact of the new capital and liquidity standards on M&T cannot be determined at this time and will depend on a number of factors, including the treatment and implementation by the U.S. banking regulators.

The trading price of our common stock may be subject to significant fluctuations and volatility.

The market price of our common stock could be subject to significant fluctuations due to a change in sentiment in the market regarding our operations or business prospects. Such risks may be affected by:

•	Operating results that vary from the expectations of management, securities analysts and investors;

•	Developments in our businesses or in the financial sector generally;

•	Regulatory changes affecting our industry generally or our businesses and operations;

•	The operating and securities price performance of companies that investors consider to be comparable to us;

•	Announcements of strategic developments, acquisitions and other material events by us or our competitors;

•	Changes in the credit, mortgage and real estate markets, including the markets for mortgage-related securities; and

•	Changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

Stock markets in general and in particular common stock of financial services companies have experienced, and continue to be experiencing, significant price and volume volatility. As a result, the market price of our common stock may be subject to similar market fluctuations that may be unrelated to our operating performance or business prospects. Increased volatility could result in a decline in the market price of our common stock.

Shares of our common stock are equity interests and therefore subordinate to our indebtedness and preferred stock.

Shares of our common stock are equity interests in M&T and do not constitute indebtedness. As such, shares of our common stock rank junior to all indebtedness and other non-equity claims on M&T with respect to assets available to satisfy claims on M&T, including in a liquidation of M&T. Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of any holders of our outstanding preferred stock and any other preferred stock we may issue in the future.

We are a holding company and depend on our subsidiaries for dividends, distributions and other payments.

We are a legal entity separate and distinct from our banking and other subsidiaries. Our principal source of cash flow, including cash flow to pay dividends to our stockholders and principal and interest on our outstanding debt, is dividends from our principal banking subsidiary, M&T Bank. There are statutory and regulatory limitations on the payment of dividends by M&T Bank to us, as well as by us to our stockholders. Regulations of both the Federal Reserve Board and the State of New York affect the ability of M&T Bank to pay dividends and other distributions to us and to make loans to us. If M&T Bank is unable to make dividend payments to us and sufficient capital is not otherwise available, we may not be able to make dividend payments to holders of our common stock or holders of our senior equity securities or principal and interest payments on our outstanding debt.

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of our common stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, shares of our common stock are effectively subordinated to all existing and future liabilities and obligations of our subsidiaries.

As of June 30, 2010, our subsidiaries’ total deposits and borrowings were approximately $57.5 billion (excluding intracompany borrowings).

You may not receive dividends on our common stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Furthermore, holders of our common stock are subject to the prior dividend rights of any holders of our preferred stock or depositary shares representing such preferred stock then outstanding. As of October 4, 2010, there were 600,000 shares of our Fixed Rate Cumulative Preferred Stock, Series A, par value $1.00 per share and liquidation preference of $1,000 per share (the “Series A Preferred Stock”), issued and outstanding, 26,500 shares of our Mandatory Convertible Non-Cumulative Preferred Stock, Series B, par value $1.00 per share and liquidation preference of $1,000 per share (the “Series B Preferred Stock”), issued and outstanding and 151,500 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share and liquidation preference of $1,000 per share (the “Series C Preferred Stock”), issued and outstanding. Under the terms of the outstanding preferred stock, our ability to declare and pay dividends on or repurchase our common stock will be subject to restrictions in the event we fail to declare and pay (or set aside for payment) full dividends on all series of our preferred stock.

As long as our outstanding preferred stock remains outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including our common stock, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. In addition, prior to December 23, 2011, unless we have redeemed all of the Series A Preferred Stock and the Series C Preferred Stock or the U.S. Treasury has transferred all of the Series A Preferred Stock and the Series C Preferred Stock to third parties, the consent of the U.S. Treasury will be required for us to, among other things, increase our common stock dividend above $0.70 per share except in limited circumstances. Under the terms of our outstanding preferred stock, our ability to declare or pay dividends on our common stock or other equity or capital securities will be subject to restrictions in the event that we fail to declare and pay (or set aside for payment) full dividends on such preferred stock. This could adversely affect the market price of our common stock. Also, we are a bank holding company and our ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve Board regarding capital adequacy and dividends.

In addition, the terms of our outstanding junior subordinated debentures prohibit us from declaring or paying any dividends or distributions on our capital stock, including our common stock, or purchasing, acquiring, or making a liquidation payment on such stock, if we have given notice of our election to defer interest payments but the related deferral period has not yet commenced or a deferral period is continuing.

As of June 30, 2010 we had approximately $1.2 billion of junior subordinated debt securities outstanding.

The exchange of the Notes will significantly increase the number of shares of our common stock in the market, which may adversely affect the market price of our common stock.

The exchange of the Notes will not increase the number of shares of common stock outstanding, however, it will greatly increase the number of shares of our common stock that trade in the market. As of October 4, 2010, the AIB Shares represent approximately 22.4% of our total outstanding common stock. These shares have been held by AIB since their acquisition by AIB in 2003 and have not traded on the New York Stock Exchange during that period. Upon exchange of the Notes, the number of shares of our common stock available in the market will significantly increase. This sudden increase in supply may adversely affect the market price of our common stock.

In addition, the issuance of the Notes may adversely affect the market price of our common stock, due to market anticipation of and increased supply of our common stock upon exchange of the Notes.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

Other than pursuant to the lock-up agreement described on page S-18, we are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any substantially similar securities. The market price of our common stock could decline as a result of sales of a large number of shares of common stock or similar securities in the market after this or the perception that such sales could occur. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

The terms of our Series B Preferred Stock provide that on April 1, 2011 each share of Series B Preferred Stock will automatically convert (unless previously converted at the option of the holders) into a number of shares of common stock equivalent to the conversion rate of 16.345222, subject to certain anti-dilution adjustments. Pursuant to the warrant issued to the U.S. Department of the Treasury, the U.S. Department of the Treasury or any person they transfer such warrant to can purchase (1) up to 1,218,522 shares of common stock, at an initial exercise price of $73.86 per share, subject to certain anti-dilution and other adjustments and

(2) up to 407,542 shares of common stock, at an initial exercise price of $55.76 per share, subject to certain anti-dilution and other adjustments. Any issuances in connection with the conversion of the Series B Preferred Stock or the exercise of the warrants may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both.

Offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

We may attempt to increase our capital resources or, if the capital ratios of any banking subsidiary falls below the required minimums, we or such banking subsidiary could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock.

Our board of directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred shares in the future that have a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred shares with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Anti-takeover laws and certain agreements and charter provisions may adversely affect share value.

Certain provisions of state and federal law and our restated certificate of incorporation may make it more difficult for someone to acquire control of us without our board of directors’ approval. Under federal law, subject to certain exemptions, a person, entity or group must notify the federal banking agencies before acquiring control of a bank holding company. Acquisition of 10% or more of any class of voting stock of a bank holding company or state member bank, including shares of our common stock, creates a rebuttable presumption that the acquiror “controls” the bank holding company or state member bank. Also, a bank holding company must obtain the prior approval of the Federal Reserve Board before, among other things, acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, including M&T Bank. There also are provisions in our restated certificate of incorporation that may be used to delay or block a takeover attempt. As a result, these statutory provisions and provisions in our restated certificate of incorporation could result in M&T being less attractive to a potential acquiror.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Notes by AIB or the exchange of the Notes for our common stock.

PRICE RANGE OF SHARES OF COMMON STOCK AND DIVIDENDS DECLARED

Our common stock is currently listed on the NYSE under the symbol “MTB”. As of October 4, 2010, there were 119,367,201 shares of common stock issued and outstanding. As of October 4, 2010, there were approximately 12,884 shareholders of record of our common stock.

The following table provides the high and low intraday sales price per share of our common stock during the periods indicated, as reported on Bloomberg, and cash dividends declared per share of common stock during such periods.

			Cash Dividends
			Declared
	Share Prices		per Share of
	Low	High	Common Stock

2010:
Fourth Quarter (through October 6)	$77.14	$85.26	$—
Third Quarter	$81.08	$95.00	$0.70
Second Quarter	$74.11	$96.15	$0.70
First Quarter	$66.32	$85.00	$0.70
2009:
Fourth Quarter	$59.09	$69.89	$0.70
Third Quarter	$50.33	$67.46	$0.70
Second Quarter	$43.50	$61.87	$0.70
First Quarter	$29.11	$59.08	$0.70
2008:
Fourth Quarter	$52.20	$99.50	$0.70
Third Quarter	$53.61	$108.53	$0.70
Second Quarter	$69.90	$98.38	$0.70
First Quarter	$70.49	$94.03	$0.70

On October 6, 2010, the last reported sale price of our common stock was $78.91.

DESCRIPTION OF CAPITAL STOCK

The following section is a summary and does not describe every right, term or condition of owning our common stock. We urge you to read our restated certificate of incorporation, by-laws and the New York Business Corporation Law (the “NYBCL”) because they describe your rights as a holder of our common stock. Our restated certificate of incorporation and bylaws are incorporated by reference into our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, as amended, filed with the SEC. See “Where You Can Find More Information”. The information in this prospectus supplement and in the accompanying prospectus is qualified in all respects by reference to the provisions of our restated certificate of incorporation, bylaws and the NYBCL.

Our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.50 per share and 1,000,000 shares of preferred stock, par value $1.00 per share. As of October 4, 2010, there were 119,367,201 shares of common stock outstanding and 778,000 shares of preferred stock outstanding.

As of October 4, 2010, there were 600,000 shares of our Series A Preferred Stock issued and outstanding (held by the U.S. Department of the Treasury in connection with M&T’s participation in the TARP Capital Purchase Program). The U.S. Department of the Treasury also holds a ten-year warrant (the “M&T Warrant”) to purchase up to 1,218,522 shares of common stock, at an initial exercise price of $73.86 per share, subject to certain anti-dilution and other adjustments.

As of October 4, 2010, there were 26,500 shares of our Series B Preferred Stock issued and outstanding. The terms of the Series B Preferred Stock provide that on April 1, 2011 each share of Series B Preferred Stock will automatically convert (unless previously converted at the option of the holders) into a number of shares of common stock equivalent to the conversion rate of 16.345222, subject to certain anti-dilution adjustments.

As of October 4, 2010, there were 151,500 shares of our Series C Preferred Stock issued and outstanding (held by the U.S. Department of the Treasury in connection with Provident Bankshares Corporation’s (“Provident”) participation in the TARP Capital Purchase Program). The U.S. Department of the Treasury also holds a ten-year warrant (the “Provident Warrant”) to purchase up to 407,542 shares of common stock, at an initial exercise price of $55.76 per share, subject to certain anti-dilution and other adjustments. Provident was acquired by M&T on May 23, 2009.

In addition, as of October 4, 2010, approximately 12.0 million shares of common stock were reserved for issuance upon conversion or exercise of outstanding stock options and awards, 1,626,064 shares of common stock were reserved for exercise of the M&T Warrant and the Provident Warrant and 433,148 shares of common stock were reserved for issuance in connection with the conversion of the Series B Preferred Stock.

COMMON STOCK

Authorized Common Stock; Listing

Our restated certificate of incorporation authorizes 250,000,000 shares of common stock, par value $0.50 per share. Our common stock is traded on the NYSE under the symbol “MTB”.

Voting Rights

Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights.

Dividends

Holders of common stock are entitled to dividends as and when declared by our board of directors out of funds legally available for the payment of dividends. Our board of directors has in the past declared and paid regular dividends on a quarterly basis, and intends to continue to do so in the future in such amounts as our board of directors determines from time to time.

Most of the revenues of M&T available for payment of dividends derive from amounts paid to it by its subsidiaries. Under applicable banking law, the total of all dividends declared in any calendar year by each of our bank subsidiaries may not, without applicable regulatory approvals, exceed the aggregate of such bank’s net income and retained net income for the current year and the preceding two years.

If, in the opinion of the federal bank regulatory agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), the agency may require that the bank cease and desist from the practice. The Federal Reserve Board has similar authority with respect to bank holding companies. In addition, the federal bank regulatory agencies have issued policy statements which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Finally, federal and state regulatory authorities have established guidelines with respect to the maintenance of appropriate levels of capital by a bank, bank holding company or savings association under their jurisdiction. Compliance with the standards set forth in these guidelines could limit the amount of dividends that we and our affiliates may pay in the future.

Under the terms of our outstanding junior subordinated debentures, we will not declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our common stock or preferred stock if, at that time, there is a default under the indenture governing the junior subordinated debentures or a related guarantee or we have delayed interest payments on the securities issued under the junior indenture.

We currently have outstanding $151.64 million aggregate liquidation amount of floating rate junior subordinated debentures due January 15, 2027, $154.64 million aggregate liquidation amount of floating rate junior subordinated debentures due February 1, 2027, $154.64 million aggregate liquidation amount of 8.234% junior subordinated debentures due February 1, 2027, $61.86 million aggregate liquidation amount of 9.25% junior subordinated debentures due February 1, 2027, $103.09 million aggregate liquidation amount of 8.277% junior subordinated debentures due June 1, 2027, $41.24 million aggregate liquidation amount of 8.29% junior subordinated debentures due April 15, 2028; $15.93 million aggregate liquidation amount of 8.125% junior subordinated debentures due July 31, 2028; $98.31 million aggregate liquidation amount of floating rate junior subordinated debentures due July 15, 2029; $8.25 million aggregate liquidation amount of 10.60% junior subordinated debentures due September 7, 2030; $15.46 million aggregate liquidation amount of floating rate junior subordinated debentures due January 7, 2033; $10.31 million aggregate liquidation amount of floating rate junior subordinated debentures due April 24, 2033; $73.20 million of aggregate liquidation amount of floating rate junior subordinated debentures due December 17, 2033; and $350 million aggregate liquidation amount of 8.500% junior subordinated debentures due January 31, 2068. The terms of these debentures permit us to defer interest payments on the debentures for up to five years. If we defer interest payments on these debentures, we may not during the deferral period:

•	declare or pay any cash dividends on any of our common stock or preferred stock;

•	redeem any of our common stock or preferred stock; or

•	purchase or acquire any of our common stock or make a liquidation payment on any of our common stock or preferred stock.

As long as our outstanding preferred stock remains outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including our common stock, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. In addition, under the terms of our outstanding preferred stock, our ability to declare or pay dividends on or repurchase our common stock or other equity or capital securities will be subject to restrictions in the event that we fail to declare and pay (or set aside for payment) full dividends on such preferred stock.

Prior to December 23, 2011, unless we have redeemed all of the Series A Preferred Stock and the Series C Preferred Stock or the U.S. Department of the Treasury has transferred all of the Series A Preferred Stock and the Series C Preferred Stock to third parties, the consent of the U.S. Department of the Treasury will be required for us to, among other things, increase our common stock dividend above $0.70 per share except in limited circumstances.

Rights upon Liquidation

In the event of our liquidation, dissolution or winding up, the holders of common stock would be entitled to receive our net assets remaining after paying all liabilities and after paying all preferred stockholders (including holders of depositary shares) the full preferential amount to which those security holders are entitled.

Changes of Control

Certain Provisions of the NYBCL.  The NYBCL restricts certain business combinations. The NYBCL prohibits certain New York corporations from engaging in a merger or other business combination with a holder of 20% or more of the corporation’s outstanding voting stock (“acquiring person”) for a period of five years following acquisition of the stock unless the merger or other business combination, or the acquisition of the stock, is approved by the corporation’s board of directors prior to the date of the stock acquisition. The NYBCL also prohibits consummation of such a merger or other business combination at any time unless the transaction has been approved by the corporation’s board of directors or by a majority of the outstanding voting stock not beneficially owned by the acquiring person or certain “fair price” conditions have been met. Under the provisions of the NYBCL, a corporation may amend its by-laws by a vote of the shareholders to elect not to be governed by this statute. Our by-laws have been so amended and we are not currently governed by this statute.

Federal Bank Regulatory Limitations.  The Change in Bank Control Act prohibits a person or group of persons from acquiring “control” of a bank holding company unless:

•	the Federal Reserve Board has been given 60 days’ prior written notice of the proposed acquisition; and

•	within that time period, the Federal Reserve Board does not issue a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued, or unless the acquisition otherwise requires Federal Reserve Board approval. An acquisition may be made before expiration of the disapproval period if the Federal Reserve Board issues written notice that it intends not to disapprove the action. The acquisition of more than 10% of a class of voting stock of a bank holding company with publicly held securities, such as M&T, generally would constitute the acquisition of control.

In addition, any “company” would be required to obtain Federal Reserve Board approval before acquiring 25% or more of our outstanding common stock. If the acquiror is a bank holding company, this approval is required before acquiring 5% of the outstanding common stock. A company’s obtaining “control” of M&T would also require Federal Reserve Board prior approval. “Control” generally means:

•	the ownership or control of 25% or more of a class of voting securities,

•	the ownership or control of 25% or more of the total equity,

•	the ability to elect a majority of the directors, or

•	the ability otherwise to exercise a controlling influence over management and policies.

Miscellaneous

Holders of common stock do not have any preferential or preemptive right with respect to any securities of M&T or any conversion rights. The common stock is not subject to redemption. The transfer agent and registrar for our common stock is Registrar and Transfer Company, Cranford, New Jersey.

PREFERRED STOCK

Our board of directors is authorized to divide the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series and to provide for the issuance of the preferred stock. If and when any further preferred stock is issued, the holders of preferred stock may have a preference over holders of common stock in the payment of dividends, upon liquidation of M&T, in respect of voting rights and in the redemption of the capital stock of M&T.

Fixed Rate Cumulative Perpetual Preferred Stock, Series A.  On December 19, 2008, M&T filed with the New York State Department of State a Certificate of Amendment to Certificate of Incorporation for the purpose of fixing the designations, preferences, limitations and relative rights of the Series A Preferred Stock in connection with M&T’s participation in the TARP Capital Purchase Program. On December 23, 2008, M&T issued the Series A Preferred Stock to the U.S. Department of the Treasury; agreements entered into in connection with the issuance grant the holders of the Series A Preferred Stock, the M&T Warrant and our common stock to be issued under the M&T Warrant certain registration rights.

The terms of the Series A Preferred Stock provide that holders of the Series A Preferred Stock are entitled to, as and when declared by our board of directors, cumulative cash dividends at a rate per annum equal to 5% per annum until February 14, 2014 or 9% per annum after February 14, 2014, payable quarterly in arrears. No dividends may be paid on our common stock or other junior stock unless all the accrued and unpaid dividends for all past dividend periods, including the latest dividend period, have been paid in full on the Series A Preferred Stock. The Series A Preferred Stock is redeemable by M&T, subject to approval of the appropriate federal banking agency, in whole or in part, at a redemption price equal to the sum of the liquidation amount per share and any accrued and unpaid dividends to but excluding the redemption date.

Holders of the Series A Preferred Stock will have no voting rights except in limited circumstances, including with respect to the election of two directors, whose seats are automatically added to the then current board, in certain circumstances where dividends have not been paid for six quarterly dividend periods or more, and with respect to creating or authorizing shares of classes of stock senior to the Series A Preferred Stock, amending the Certificate of Incorporation of M&T so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock, or consummating a binding share exchange or reclassification involving the Series A Preferred Stock or a merger or consolidation of M&T unless the Series A Preferred Stock remains outstanding or is exchanged for preferred stock with rights, preferences, privileges, and voting powers, taken as a whole, that are not materially less favorable to the holders as compared to immediately prior to such transaction.

Holders of Series A Preferred Stock shares have no rights to exchange or convert such shares into any other securities.

Mandatory Convertible Non-Cumulative Preferred Stock, Series B.  In connection with M&T’s acquisition of Provident, on May 22, 2009, M&T filed with the New York State Department of State a Certificate of Amendment to Certificate of Incorporation for the purpose of fixing the designations, preferences, limitations and relative rights of the Series B Preferred Stock. Upon the completion of the Provident acquisition, under the terms of the merger agreement, each share of then outstanding Provident Series A Preferred Stock was exchanged for one share of Series B Preferred Stock.

The terms of the Series B Preferred Stock provide that on April 1, 2011 each share of Series B Preferred Stock will automatically convert (unless previously converted at the option of the holders) into a number of shares of common stock equivalent to the conversion rate of 16.345222, subject to certain anti-dilution adjustments. Holders may elect to convert at any time prior to that date by written notice to M&T. The Series B Preferred Stock will pay non-cumulative dividends in cash, when declared by our board of directors, at a rate of 10.0% per annum on the liquidation preference of $1,000 per share, payable quarterly in arrears. In the event that M&T increases its quarterly dividend on its common stock above $0.9614, the holders of the Series B Preferred Stock will be entitled to an additional dividend at a rate per annum equal to the percentage increase above $0.961 multiplied by 10.0%. No dividends may be paid on M&T’s common stock or other junior stock unless dividends have been paid in full on the Series B Preferred Stock. The Series B Preferred Stock ranks on a parity with the Series A Preferred Stock and the Series C Preferred Stock with respect to dividend and liquidation rights.

Series B Preferred Stock is not redeemable. Holders of the Series B Preferred Stock will have no voting rights, except in limited circumstances including with respect to any amendment, whether by merger, consolidation, combination, reclassification or otherwise, of any provisions of the Certificate of Incorporation of M&T so as to adversely affect the holders of the Series B Preferred Stock, including, without limitation, the creation, issuance or increase in the authorized number of shares of any class or series of senior stock.

Fixed Rate Cumulative Perpetual Preferred Stock, Series C.  In connection with M&T’s acquisition of Provident, on May 22, 2009, M&T filed with the New York State Department of State a Certificate of Amendment to Certificate of Incorporation for the purpose of fixing the designations, preferences, limitations and relative rights of the Series C Preferred Stock. Upon the completion of the Provident acquisition, under the terms of the merger agreement, each share of the Provident Series B Preferred Stock then outstanding was exchanged for one share of Series C Preferred Stock. The Provident Series B Preferred Stock was issued to the U.S. Department of the Treasury in connection with Provident’s participation in the TARP Capital Purchase Program. M&T will also succeed to the rights and obligations of Provident in the agreement with the U.S. Department of the Treasury, including a warrant issued by Provident.

The terms of the Series C Preferred Stock provide that holders of the Series C Preferred Stock are entitled to, as and when declared by our board of directors, cumulative cash dividends at a rate per annum equal to 5%

per annum until November 14, 2013 or 9% per annum after November 14, 2013, payable quarterly in arrears. No dividends may be paid on our common stock or other junior stock unless all the accrued and unpaid dividends for all the past dividend periods, including the latest dividend period, have been paid in full on the Series C Preferred Stock. The Series C Preferred Stock is redeemable by M&T, subject to approval of the appropriate federal banking agency, in whole or in part, at a redemption price equal to the sum of the liquidation amount per share and any accrued and unpaid dividends to but excluding the redemption date.

Holders of the Series C Preferred Stock will have no voting rights except in limited circumstances, including with respect to the election of two directors, whose seats are automatically added to the then current board, in certain circumstances where dividends have not been paid for six quarterly dividend periods or more and with respect to creating or authorizing shares of classes of stock senior to the Series C Preferred Stock, amending the Certificate of Incorporation of M&T so as to adversely affect the rights, preferences, privileges or voting powers of the Series C Preferred Stock, or consummating a binding share exchange or reclassification involving the Series C Preferred Stock or a merger or consolidation of M&T unless the Series C Preferred Stock remains outstanding or is exchanged for preferred stock with rights, preferences, privileges, and voting powers, taken as a whole, that are not materially less favorable to the holders as compared to immediately prior to such transaction.

Holders of Series C Preferred Stock shares have no rights to exchange or convert such shares into any other securities.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES
TO NON-U.S. HOLDERS

This section summarizes the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder (who holds our common stock as a capital asset). You are a non-U.S. holder if you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder (including non-U.S. holders that are subject to special treatment under the United States federal income tax laws, such as United States expatriates) and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds our common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding our common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in our common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of our common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•	we are or have been a United States real property holding corporation for United States federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of our common stock and you are not eligible for any treaty exemption.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

Under recently enacted legislation, a 30% withholding tax would be imposed on certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-US persons that fail to comply with information reporting requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. Such payments would include US-source dividends and the gross proceeds from the sale or other disposition of stock that can produce US-source dividends.

Federal Estate Taxes

Common stock held by an individual non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, we and other payors are required to report payments of dividends on IRS Form 1042-S even if the payments are exempt from withholding. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments and

•	the payment of the proceeds from the sale of common stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

BENEFIT PLAN INVESTOR CONSIDERATIONS

Each person considering the use of plan assets of a pension, profit-sharing or other employee benefit plan, individual retirement account, Keogh plan or other retirement plan, account or arrangement to acquire or hold our common stock should consider whether an investment in our common stock would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 4975 of the Code.

In addition to ERISA’s general fiduciary standards, Section 406 of ERISA and Section 4975 of the Code, as applicable, prohibit plans subject to Title I of ERISA and/or Section 4975 of the Code including entities such as collective investment funds, partnerships and separate accounts or insurance company pooled separate accounts or insurance company general accounts whose underlying assets include the assets of such plans (each a “Plan”, and, collectively, the “Plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code, or “parties in interest” with respect to the Plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons and penalties and liabilities under ERISA and the Code for the fiduciary of the Plan, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain plans including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA and Section 414(e) of the Code with respect to which the election provided by Section 410(d) of the Code has not been made), and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (each, a “Similar Law”).

The acquisition or holding of our common stock by a Plan with respect to which we, the agents or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transactions under ERISA or Section 4975 of the Code, unless our common stock is acquired or held pursuant to and in accordance with an applicable exemption. Accordingly, in such situations, our common stock may not be purchased or held by any Plan or any person investing “plan assets” of any Plan, unless such purchase or holding is eligible for the exemptive relief available under a Prohibited Transaction Class Exemption (“PTCE”), such as PTCE 96-23, PTCE 95-60, PTCE 91-38, PTCE 90-1 or PTCE 84-14 issued by the U.S. Department of Labor or there is some other basis on which the purchase and holding of common stock is not prohibited, such as the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, or the “Service Provider Exemption” for certain transactions with non-fiduciary service providers for transactions that are for adequate consideration. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Each purchaser or holder of our common stock or any interest therein, and each person making the decision to purchase or hold our common stock on behalf of any such purchaser or holder will be deemed to have represented and warranted in both its individual capacity and its representative capacity (if any), on each day from the date on which the purchaser or holder acquires its interest in our common stock to the date on which the purchaser disposes of its interest in our common stock, by its purchase or holding of our common stock or any interest therein that (a) it is not a Plan and its purchase and holding of our common stock is not made on behalf of or with “plan assets” of any Plan, or (b) if it is a Plan or its purchase and holding of our common stock is made on behalf of or with “plan assets” of a Plan, then (i) its acquisition and holding of our common stock will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code and (ii) neither we, the agents, nor any of our affiliates is acting as a fiduciary (within the meaning of Section 3(21) of ERISA) in connection with the purchase or holding of our common stock and has not provided any advice that has formed or may form a basis for any investment decision concerning the purchase or holding of our common stock. Each purchaser and holder of our common stock or any interest therein on behalf of any governmental plan, church plan, and foreign plan will be deemed to have represented and warranted by its purchase or holding of our common stock or any interest therein that such purchase and holding does not violate any applicable Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing our common stock on behalf of or with “plan assets” of any Plan or plan asset entity consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Law to such investment as well as the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption.

Each purchaser or holder of our common stock will have exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of our common stock does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Law. Nothing herein shall be construed as a representation that an investment in our common stock would meet any or all of the legal requirements with respect to investments by, or is appropriate for, Plans, governmental plans, church plans or foreign plans generally or any particular Plan, governmental plan, church plan or foreign plan.

THE SELLING STOCKHOLDER

The table below sets forth information with respect to AIB and the number of shares of common stock that may be resold pursuant to this prospectus supplement.

We have prepared the table based on information given to us by, or on behalf of, AIB on or about October 4, 2010. AIB may have sold, transferred or otherwise disposed of some or all of its shares of common stock since the date on which it provided this information.

The number of shares beneficially owned by AIB is determined according to the rules of the SEC, and the information is not necessarily indicative of ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. As a consequence, several persons may be deemed to be the “beneficial owners” of the same shares.

Please see “Item 1 — Business” of M&T’s annual report on Form 10-K for the year ended December 31, 2009 for a description of M&T’s relationship with the selling stockholder. Upon exchange of the Notes, the relationship described therein will cease to exist, and the rights of the selling stockholder pursuant to its ownership interest in M&T will terminate. As described in M&T’s annual report on Form 10-K for the year ended December 31, 2009, such rights include, among other things, representation on our board of directors and board committees, approval rights for certain company actions and various anti-dilution protections.

Number of
		Number of	Shares Beneficially
	Number of	Shares of	Owned After
	Shares of	Common Stock	Disposition of
	Common Stock	Which may be	Maximum Number
Name	Beneficially Owned	Resold Hereby	of Shares

Allied Irish Banks, p.l.c	26,700,000	26,700,000	0

PLAN OF DISTRIBUTION

AIB may use this prospectus supplement in connection with the offering of the Notes or the exchange of the Notes for our common stock, in each case to the extent delivery of a prospectus relating to our common stock is required under the Securities Act, and not for any other purpose. AIB is offering the Notes pursuant to a separate prospectus, as to which we assume no responsibility.

Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. are acting as underwriters and joint bookrunning managers for the Notes offering.

This prospectus supplement may only be used as described in the preceding paragraph and may not be used for any other resales or transfers of the AIB Shares or any of our common stock.

We have agreed that, for a period of 90 days from the date of the AIB Prospectus, we will not, without the prior written consent of Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. subject to certain specified exceptions, transfer or dispose of, directly or indirectly, any shares or any securities convertible into or exchangeable for our common stock. Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. may release any of the securities subject to this lock-up agreement at any time without notice. These exceptions relate to issuances under our benefit plans, issuances upon conversion or exercise of outstanding convertible securities, warrants, restricted stock or options, issuances pursuant to a Rule 10b5-1 plan and issuances in connection with acquisitions.

We are required to pay all fees and expenses incident to the registration of the AIB Shares. We have agreed to indemnify AIB and the underwriters of the Notes against certain losses, claims, damages and liabilities, including liabilities under the Federal securities laws.

VALIDITY OF THE SHARES

The validity of the shares of common stock offered hereby will be passed upon by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of M&T Bank Corporation for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

M&T BANK CORPORATION

$3,690,000,000

Debt Securities Preferred Stock Depositary Shares Common Stock Guarantees Warrants of M&T BANK CORPORATION	Capital Securities of M&T CAPITAL TRUST V M&T CAPITAL TRUST VI (Fully and unconditionally guaranteed as described herein by M&T Bank Corporation)

These securities may be offered and sold from time to time by us or by the capital trusts identified above, and also may be offered and sold by one or more selling securityholders to be identified in the future, in one or more offerings, up to a total dollar amount of $3,690,000,000 (or the equivalent in foreign currency or currency units). We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in these securities. This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement and a pricing supplement, if any.

M&T Bank Corporation’s common stock is traded on the New York Stock Exchange under the symbol “MTB.”

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor have these organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank. These securities are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is November 26, 2008.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “M&T”, “we”, “us”, “our” or similar references mean M&T Bank Corporation, and to “trusts” or “trust issuers” mean M&T Capital Trust V and M&T Capital Trust VI.

ABOUT THIS DOCUMENT

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf registration process, we and the trusts may offer and sell the securities identified in this prospectus. Each time we or the trusts offer and sell securities, we will provide a prospectus supplement that will contain information about the terms of the offering and the securities being offered and, if necessary, a pricing supplement that will contain the specific terms of your securities. The prospectus supplement and, if necessary, the pricing supplement, may also add, update or change information contained in this prospectus. Any information contained in this prospectus will be deemed to be modified or superseded by any inconsistent information contained in a prospectus supplement or a pricing supplement. You should read carefully this prospectus and any prospectus supplement and pricing supplement, together with the additional information described below under “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. In addition, our SEC filings are available to the public at the SEC’s web site at http://www.sec.gov. M&T also maintains a Web site (http://www.mandtbank.com) where information about M&T and its subsidiaries can be obtained. The information contained in the M&T Web site is not part of this prospectus.

In this prospectus, as permitted by law, we “incorporate by reference” information from other documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below and any documents we file with the SEC in the future under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (other than those portions that may be “furnished” and not filed with the SEC) until our offering is completed:

•	Annual Report on Form 10-K for the year ended December 31, 2007;

•	Quarterly Reports on Form 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	Current Reports on Form 8-K, filed on January 23, 2008, February 1, 2008, September 12, 2008; and

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•	The description of M&T’s common stock and preferred stock contained in the Form 8-A filed on May 20, 1998.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

M&T Bank Corporation
One M&T Plaza
Buffalo, New York 14203
(716) 842-5445

USE OF PROCEEDS

We intend to use the net proceeds from the sale of any securities offered under this prospectus as set forth in the applicable prospectus supplement.

CONSOLIDATED EARNINGS RATIOS

The table below provides M&T’s consolidated ratios of earnings to fixed charges for the periods shown. No consolidated ratios of earnings to combined fixed charges and preferred stock dividends is included because no preferred stock is currently outstanding or was outstanding during any period shown in the table below.

	For the Nine Months Ended September 30		For the Year Ended December 31
	2008	2007	2007	2006	2005	2004	2003

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
Excluding interest on deposits	2.13	2.60	2.27	3.12	3.56	4.65	4.22
Including interest on deposits	1.57	1.69	1.56	1.81	2.16	2.83	2.56

VALIDITY OF SECURITIES

The validity of the securities may be passed upon for us by Hodgson Russ LLP, or by counsel named in the applicable prospectus supplement, and for any underwriters or agents by counsel selected by such underwriters or agents. Unless the applicable prospectus supplement or, if necessary, the applicable pricing supplement, indicates otherwise, certain matters of Delaware law relating to the validity of the capital securities, the enforceability of the trust agreements and the creation of the trusts will be passed upon for us and the trusts by Richards, Layton & Finger, P.A., special Delaware counsel to us and the trusts.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of M&T Bank Corporation for the year ended December 31, 2007, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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M&T Bank Corporation

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.